August 1, 2024

Rob Buchholtz
Chief Financial Officer
Lake Area Corn Processors, LLC
46269 SD Highway 34
Wentworth, SD 57075

       Re: Lake Area Corn Processors, LLC
           Schedule 13E-3 filed July 25, 2024
           File No. 005-94565
           Preliminary Proxy Statement on Schedule 14A filed July 25, 2024 File No. 000-50254
Dear Rob Buchholtz:

       We have reviewed your filings and have the following comment.

        Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Schedule 13E-3 and Preliminary Proxy Statement on Schedule 14A
General

1. We note that you are purporting to create three new classes of securities out of what is currently a single class of units, for the purpose of taking the Company private by causing the existing class of units to be held by less than 300 security holders of record and
       causing each    new    class of units to be held by less than 500
security holders of record.
       In your response letter, provide your legal analysis as to why the Class A, Class B, Class
       C and Class D units are truly separate classes for purposes of determining eligibility to deregister under Section 12 of the Securities Exchange Act of 1934. Also, please provide a formal opinion of counsel, supported by appropriate legal analysis, that your existing units and your newly authorized classes of units are separate classes of securities under
       South Dakota state law. The analysis should include a detailed discussion and comparison of each feature of your existing and new classes of units and why the rights of each class support the opinion of counsel. Please support your analysis with citations to state statutory or case law, where appropriate.
 August 1, 2024
Page 2

       We remind you that the filing person is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Perry Hindin at 202-551-3444.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Mergers &
Acquisitions
cc:   Joe Leo